Exhibit 4.2

DESCRIPTION OF SECURITIES

CAPITAL STOCK

None.

DEBT SECURITIES

None.

WARRANTS AND RIGHTS

None.

OTHER SECURITIES - ADDITIONAL CLASSES OF LP INTEREST

GPB Automotive Portfolio, LP (the Partnership”) is authorized to issue an unlimited amount of Units and classes of Units other than Class A Units, Class A-1 Units, Class B Units and Class B-1 Units, without notice to any Limited Partner, as GPB Capital Holdings, LLC (“GPB”) may from time-to-time create and issue, with such rights, designations and obligations as GPB may specify. Outstanding Units of a class shall have attached to them the same rights and obligations as, and will rank equally and pari passu with, other Units of such class for voting purposes. The Partnership has registered Class A and Class A-1 Units. The rights and preferences of Class A and Class A-1 Units, including, among others, voting rights and distribution rights, are as set forth in this Description of Securities and there are no other rights or preferences except as described herein. GPB will take all actions which it deems necessary or appropriate in connection with each issuance of an additional class of Units and will amend the Fifth Amended and Restated Limited Partnership Agreement dated April 27, 2018 (the “LPA”) in any manner which it deems necessary or appropriate to specify the relative rights, powers and duties of the holders of such Units and to provide for each such issuance. The issuance of any such additional class of Units and any amendment relating thereto will not require the consent or approval of any Limited Partner. As described above all classes have the same rights and the only distinction between classes are the Managerial Assistance fees and Selling and Service fees which are outlined in “Item 13. Certain Relationships and Related Party Transactions, and Director Independence” of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) under the heading “Fees and Expenses—Managerial Assistance Fee.”

GPB has the right to restructure the interests in the Partnership to address legal, tax or other concerns; provided however, that such restructuring does not have a material adverse effect on any Limited Partner without the prior written consent of such Limited Partner.

MATERIAL PROVISIONS OF THE GPB AUTOMOTIVE PORTFOLIO, LP

LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Fifth Amended and Restated Agreement of Limited Partnership of GPB Automotive Portfolio, LP which is included in the Form 10-K as Exhibit 4.1, and the following summary is qualified by reference thereto.

Pursuant to court order, the Monitor has the authority to approve or disapprove of all material transactions by the Partnership, and the following discussion is qualified by the Monitor's authority.

Nature of Partnership and Limitation of Liability

The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act (the “Act”). The LPA limits Limited Partners’ liability for our losses or debts up to their capital contributions, any gains or income allocated to their respective capital accounts, and the obligation, if any, to return distributions to the Partnership to the extent required under the Act. Under the Act, a limited partnership may not make a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partnership interests and liabilities for which the recourse of creditors is limited to specified property of the limited partnership, exceed the fair value of the limited partnership’s assets. A limited partner who receives a distribution in violation of this provision, and who knew at the time of the distribution that the distribution violated this provision, is liable to the limited partnership for the amount of the distribution.

Control of Operations

GPB through its affiliation with Highline is vested with the exclusive management and control of our business. See “Item 10. Directors and Executive Officers” of the Form 10-K for a complete description of GPB’s management, and relationships with Highline as the Partnership’s operation service provider (“OSP”). Limited Partners have no power to take part in the management of the Partnership or bind us. No person should become a Limited Partner unless such person is willing to entrust all aspects of the management of the Partnership to GPB. GPB may contract with any person or entity to carry out any of its duties and may delegate to such person or entity any of its power or authority under the LPA, but no such contract or delegation will relieve GPB of any of its duties or obligations thereunder. In addition, any lender may restrict the ability of GPB to take certain actions without such lender’s consent.

Removal of GPB

GPB may be removed as the General Partner upon the affirmative vote of at least 20% of the Limited Partners (who are not affiliates of GPB) if any of the following events occur: (i) a final, non-appealable judicial determination that GPB has committed fraud, gross negligence or willful misconduct, or (ii) (A) an action or proceeding under the U.S. Bankruptcy Code is filed against GPB and (I) such action or proceeding is not dismissed within 90 days after the date of its filing or (II) GPB files an answer acquiescing in or approving of such action or proceeding, (B) an action or proceeding under the U.S. Bankruptcy Code is filed by GPB, or (C) a receiver or conservator is appointed to take control of GPB or all or a substantial portion of its property. If GPB were to be so removed, (i) a majority of the Limited Partners will elect a successor general partner, (ii) any Units held by GPB would not be affected, and (iii) the Special LP’s Performance Allocation would be exchanged for Units.

Voting Rights of Limited Partners

The Limited Partners do not have voting rights except in certain situations specified in the LPA as described below:

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Actions in Contravention of the General Partner's Authority. Section 3.2(a) of the LPA provides that the General Partner does not have the authority, right, power or privilege to do or undertake any act in contravention of the LPA without the approval of a Majority of Limited Partners. Section 2.1 defines “Majority of Limited Partners” to mean Limited Partners holding Units representing at least fifty percent (50%) of the aggregate Allocation Percentages of all Limited Partners who are eligible to vote or grant their consent or approval with respect to the applicable matter.

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Removal of the General Partner. Section 3.10(a) of the LPA provides that the General Partner may be removed as the Partnership’s general partner upon the affirmative vote of at least 20% of the Limited Partners who are not Affiliates of the General Partner to remove the General Partner if any of the following events occur: (i) a final, non-appealable judicial determination that the General Partner has committed fraud, gross negligence or willful misconduct which has a material impact on the Partnership, or (ii) (A) an action or proceeding under the United States Bankruptcy Code is filed against the General Partner and (I) such action or proceeding is not dismissed within ninety (90) days after the date of its filing or (II) the General Partner files an answer acquiescing in or approving of such action or proceeding, (B) an action or proceeding under the United States Bankruptcy Code is filed by the General Partner or (C) a receiver or conservator is appointed to take control of the General Partner or all or a substantial portion of its property. Section 3.10(c) of the LPA further provides that a Majority of Limited Partners shall select, in writing, any Person to be a successor General Partner of the Partnership, and such Person shall be granted a Profits Interest as of such date.

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Meetings and procedures for voting. Section 4.3 of the LPA states that (a) the General Partner may call a meeting of the Limited Partners from time-to-time by delivering to the Limited Partners notice of the time and purpose of the meeting at least ten days before the day of the meeting. Each meeting of Limited

Partners shall be conducted by the General Partner. Meetings may be held by telephone conference or other electronic means and participation by a Limited Partner in a meeting by telephone conference or other electronic means shall constitute presence of that Partner. Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy will be revocable at the pleasure of the Limited Partner executing it; and (b) whenever action is required by the LPA to be taken by, or with the approval of, any Limited Partners, such action will be deemed to be valid if taken upon the written vote or written consent of those Limited Partners whose Allocation Percentages represent the specified Allocation Percentages required by the LPA, the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"), or the Exchange Act and rules thereunder to take or approve such action. Whenever action is required by the LPA to be taken by a specified percentage in interest of a specified class or group of Limited Partners, such action will be deemed to be valid if taken upon the vote or written consent of those Limited Partners of such class or group whose Allocation Percentages represent the specified percentage of the aggregate Allocation Percentages of all Limited Partners of such class or group. Except as expressly provided herein (or as may be required by the Exchange Act and rules thereunder), no class of, or enumerated category of, Limited Partners shall be entitled to vote or consent separately as a class with respect to any matter.

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Indemnification. Section 9.3(c) of the LPA provides that the Partnership may indemnify an Indemnitee (as defined in the LPA) against, or make contribution in respect of, losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts incurred by an Indemnitee on a basis other than that described in Section 9.3 of the LPA if such indemnification or contribution is approved by a Majority of Limited Partners.

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Assignment of the General Partner's Units. Section 10.4 of the LPA provides that the General Partner shall not Transfer any portion of its interest in the Partnership (other than to an Affiliate of the General Partner) without the consent of the Majority of Limited Partners. Section 2.1 defines “Transfer” to mean a sale, assignment, transfer, gift, encumbrance, hypothecation, mortgage, pledge, exchange or any other conveyance or disposition by law or otherwise, voluntarily or involuntarily.

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Election to Continue the Partnership. Section 11.2 of the LPA provides that to the extent permitted by the DRULPA, upon the occurrence of an event described in Section 11.1(b)(2) (the expiration of the Partnership Term), (3) (the sale of all or substantially all of the Partnership's assets), (4) (written consent of all Partners to wind up and terminate the Partnership) or (5) (an event of withdrawal by the General Partner (or, where the General Partner is removed under Section 3.10, the failure of the Limited Partners to appoint a successor general partner), the Partnership will not be wound up and its business will be continued, and its properties and assets will not be liquidated, if, within 90 days (or such longer period permitted by law) after the occurrence of such event, a Supermajority of Limited Partners agree in writing to continue the Partnership and, if there is no remaining general partner of the Partnership, to elect a Person to be admitted to the Partnership as successor general partner thereof, who will be required to acquire at least a one-tenth of one percent (0.1%) interest in the capital, profits and losses of the Partnership and assume all of the obligations of the General Partner. Upon the satisfaction of all conditions necessary to the continuation of the Partnership, including the admission of a successor general partner thereof and the amendment of the Partnership’s Certificate to the extent required by applicable law, the Partnership will be continued without any further consent or approval of any Partner, in which case the Partnership will continue to conduct the business of the Partnership with the Partnership’s properties and assets in accordance with, and the Partnership and interests of the Partners will continue to be governed by, the terms of the LPA. If the business of the Partnership is continued pursuant to Section 11.2, any withdrawing General Partner’s interest in the Partnership shall be converted into the interest of a Limited Partner, and the interest in the Partnership acquired by the successor general partner will (if acquired from the Partnership) reduce the interests of all other Partners (including the withdrawing General Partner) ratably in relation to their interest in the Partnership prior to such reduction. Section 2.1 defines “Supermajority of Limited Partners” to mean Limited Partners holding Units representing at least sixty-six and two-thirds percent (66 2/3%) of the aggregate Allocation Percentages of all Limited Partners who are eligible to vote or grant their consent or approval with respect to the applicable matter.

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Amendments to the LPA. Section 13.1 of the LPA provides that the LPA generally may be modified or amended only with the written consent of the General Partner and the Majority of Limited Partners; provided, however, that: (a) the General Partner has the power, without the consent of the Limited Partners, to amend the LPA as may be required to (i) reflect the admission, substitution, termination, or withdrawal of Partners or of additional classes of Units in accordance with the LPA; (ii) subject to Section 13.1(c), cure any ambiguity, correct or supplement any provision in the LPA not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the LPA that will not be inconsistent with the law or with the provisions of the LPA, provided that that no such amendment will materially adversely affect the Limited Partners; (iii) add, amend or delete provisions of the LPA which addition, amendment or deletion is, in the opinion of counsel to the Partnership, for the protection of or otherwise to the benefit of the Limited Partners; (iv) take such actions (if any) as may be necessary to ensure that the Partnership will be treated as a partnership for federal income tax purposes and not be required to register as an investment company under the 1940 Act; (v) reflect the proposal or adoption of regulations under Code §704(b) or Code §704(c) or otherwise to preserve or achieve uniformity of the Units, provided that such amendment would not have a material adverse effect on the Limited Partners or the Partnership and is consistent with the principles of Code §704; and (vi) make such amendments or deletions to take into account the effect of any change in, amendment of or repeal of any applicable legislation, which amendments, in the opinion of counsel to the Partnership, do not and will not materially adversely affect the interests of the Limited Partners; (b) if any such amendment would cause the dissolution of the Partnership prior to the time set forth in Section 11.1, the LPA may not be amended without the consent of each Partner adversely affected; (c) no amendment that would cause the Partnership to fail to be treated as a limited partnership for state law purposes or change the limited liability status of any Limited Partner or that would change the participation of any Limited Partner in the income, gain, loss, deductions, expenses, credits, capital or distributions of the Partnership or that would otherwise adversely affect in any respect the financial or economic terms to which a Limited Partner is entitled as of the date such Limited Partner was admitted to the Partnership may be made without the written consent of such Limited Partner (except for amendments to admit Limited Partners pursuant to the terms of the LPA); (d) no amendment that would cause the Partnership to fail to be treated as a partnership for federal income tax purposes may be made without the consent of all Partners; (e) no amendment shall be made that has the effect of increasing the Capital Contribution of any Limited Partner or reducing its share of distributions made by the Partnership without the consent of each Limited Partner adversely affected; and (f) no amendment may be made to change the Allocation Percentage required for any consents required hereunder to the taking of any action, unless such amendment is approved by the Limited Partners holding aggregate Allocation Percentages equal to or in excess of the required amount.

Liability of General Partner; Indemnification

To the fullest extent provided by law, our debts, liabilities and obligations belong solely to us, and GPB will not be liable or obligated personally for any such debt, liability or obligation solely by reason of its status as General Partner. GPB and its affiliates will not be liable to us or any Limited Partner for losses sustained, liabilities incurred, or benefits not derived by the Limited Partners in connection with (i) any decisions made by, or actions taken or not taken by, GPB or its affiliates, so long as GPB or its affiliates acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Partnership and its conduct did not constitute gross negligence, fraud or willful or wanton misconduct; or (ii) any Limited Partners’ experience of identity theft or other similar criminal activity. The LPA provides that we will, to the fullest extent permitted by law, indemnify Indemnified Persons, and advance expenses to Indemnified Persons as described in the LPA. The Partnership will indemnify Indemnified Persons for losses, liabilities and damages sustained by them if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interest of the Partnership, and, with respect to any criminal action, had no reasonable cause to believe that their actions were unlawful. No indemnification will be made for any claim for which an Indemnified Person is found to be liable for gross negligence, willful misconduct, fraud or a material breach of the LPA. To the extent that an Indemnified Person is successful in defending a suit, they will be indemnified against expenses, including attorney’s fees, actually incurred in connection therewith. Expenses incurred by the Indemnified Person in defending any suit or action will be paid by the Partnership in advance of final disposition of the action or suit, provided that the Indemnified Person will undertake to repay the amount if they are found not to be entitled to indemnification. The indemnification and advancement of expenses provided to the Indemnified Persons are not exclusive of any other rights to which the Indemnified Person may be entitled. The Partnership reserves the power to buy and maintain insurance on behalf of GPB and its affiliates in addition to these indemnification provisions.

Conflicts of Interest

The LPA does not have any provisions prohibiting any member, officer, director, security holder or affiliate of the Partnership or GPB from (i) having any direct or indirect pecuniary interest in any property to be acquired or disposed of by the Partnership or in any transaction to which the Partnership is a party or has an interest, or (ii) engaging for their own account in activities of the sort engaged in by the Partnership. However, the LPA does require the Advisory Committee’s approval before entering into a Related Party Transaction.

Capital Contributions and Capital Accounts

Each Limited Partner will have a capital account established on the books of the Partnership which will be credited with such Limited Partners’ capital contribution, net of selling fees. Each such Limited Partners’ capital account will be increased to reflect (i) any additional capital contributions by it, and (ii) any net profits allocable to such Limited Partner, and will be decreased to reflect (y) any distributions to, and (z) any net losses allocable to such Limited Partner.

Additional Capital Contributions

Additional capital contributions may be made by Limited Partners at any time while an offering of our Units is open in amounts of at least $10,000, subject to GPB’s discretion to accept lesser amounts. Such additional contributions will not be “credited” to us (i.e., deemed to be part of our assets for purposes of calculating allocation percentages or net profits and net losses) until the later of acceptance by us and the first day of the calendar month following such additional contributions. GPB may, in its sole discretion, reject any additional capital contribution request.

Allocation of Net Profits and Net Losses

For each fiscal period (fiscal quarters or fiscal years), net profits and net losses generally will be allocated to the Limited Partners, including GPB, according to their capital accounts in a manner sufficient to cause each Limited Partners’ capital account to equal the amounts such Limited Partners would receive upon the liquidation of the Partnership. Net profits and net losses are determined on an accrual basis of accounting in accordance with U.S. GAAP.

Distributions to Limited Partners

After payment of any tax distributions and payment and reservation of all amounts deemed necessary by the General Partner in its sole discretion, the Partnership has made Class A and Class A-1 ordinary cash distributions at a rate of 8% of each Limited Partners’ adjusted Units per annum through 2018. Adjusted Units are calculated based on gross capital contributions of $50,000 less 11% selling fees equaling 1 adjusted unit. For example, if a Limited Partner subscribed into Class A for $50,000 with 11% selling fees with a net capital contribution of $44,500, that investor would receive a yearly distribution of $4,000. The calculation for this Limited Partner is 1 unit multiplied by the 8% distribution rate. A Class B and Class B-1 investor has received ordinary cash distributions at a rate of 8.7% of gross capital contributions. As of December 31, 2023 and through the date of the filing of this Description of Securities, none of the Limited Partners have reached the second tier of priority noted below (capitalized terms herein shall have the definition in accordance with the LPA and PPM).

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First, 100% to the Limited Partners, in proportion to their respective Net Capital Contributions, until each Limited Partner has received cumulative distributions equal to such Limited Partners’ Net Capital Contribution Amount;

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Second, 100% to the Limited Partners, in proportion to their respective Unreturned Capital Contributions, until each Limited Partner has received cumulative distributions equal to such Limited Partners’ aggregate Capital Contributions;

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Third, 100% to the Limited Partners, in proportion to their respective Accrued Preferred Returns, until each Limited Partner has received cumulative distributions equal to the sum of such Limited Partners’ aggregate Capital Contributions and Limited Partner Preferred Return;

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Fourth, 100% to the Special Partner until the cumulative distributions made to the Special Partner equal 20% of the sum of all amounts distributed to each Limited Partner in excess of such Limited Partners’ Net Capital Contribution Amount and to the Special Partner; and

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Thereafter, amounts available for distribution by the Partnership will be distributed 80% to the Limited Partners and 20% to the Special Partner, with such amounts distributed to the Limited Partners in proportion to their respective aggregate Capital Contributions.

In the first quarter of 2019, the Partnership transitioned to a quarterly dynamic distribution rate, which will be paid in arrears. The General Partner will determine distribution amounts, if any, following the end of the calendar quarter, and will generally pay out distributions prior to the end of the subsequent quarter. Distribution rates under this policy will likely fluctuate from quarter to quarter based on, among other things, the performance of the Partnership. As a result, Limited Partners should not expect distribution rates to remain consistent at the current rate, or at any rate decided upon thereafter. In accordance with the first step of the Partnership’s distribution waterfall, all of the Partnership’s distributions made to date have been a return of capital contributions made to the Partnership by investors. The source of these return of capital distributions have included, and may in the future continue to include, cash flow from operations and investor contributions. The change in the Partnership’s distribution policy reinforces the alignment between Limited Partners and GPB to improve fund performance and maximize value to our Limited Partners. As of February 2020, all distributions need to be approved by the Monitor until further notice.

See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in the Form 10-K under the heading “Distribution Policy” for a description of our distribution policy.

Winding Up of the Partnership

Upon the winding up or termination of the Partnership, the Partnership’s assets will be distributed based on the capital accounts of the Limited Partners. GPB is empowered to distribute our assets in-kind when liquidating the Partnership, and such in-kind assets may be difficult for individual Limited Partners to monetize.

On February 3, 2022, the Highline Board of Directors formally approved the commencement of a Plan of Liquidation.  The expected liquidation completion date is December 31, 2025.

Amendment of LPA and Other Action

GPB has the power, without the consent of the Limited Partners, to amend the LPA and take such other action as it deems necessary to (i) reflect the admission, substitution, termination, or withdrawal of Limited Partners or of additional classes of Units in accordance with the LPA, (ii) cure any ambiguity, correct or supplement any provision in the LPA not inconsistent with the law or with other provisions of the LPA, or make other changes with respect to matters arising under the LPA that will not be inconsistent with the law or with the provisions of the LPA, provided that no such amendment will materially adversely affect the Limited Partners without appropriate Limited Partner consent, (iii) add, amend or delete provisions of the LPA which addition, amendment or deletion is, in the opinion of counsel to the Partnership, for the protection of or otherwise to the benefit of the Limited Partners, (iv) take such actions (if any) as may be necessary to ensure that the Partnership will be treated as a partnership for federal income tax purposes, (v) reflect the proposal or adoption of regulations under Code §704(b) or §704(c) otherwise to preserve or achieve uniformity of the Units, provided that such amendment would not have a material adverse effect on the Limited Partners or the Partnership and is consistent with the principles of Code §704, and (vi) make such amendments or deletions to take into account the effect of any change in, amendment of or repeal of any applicable legislation, which amendments, in the opinion of counsel to the Partnership, do not and will not materially adversely affect the interests of the Limited Partners without appropriate Limited Partner consent. Investors should note that Limited Partners have no voting rights except in very limited and specific situations.

Assignment and Transfer of Units

A Limited Partners’ rights to sell or transfer Units are limited. There is no public market in which Limited Partners may sell their Units and we do not expect a public market to develop in the future. All transfers of Units must receive the General Partner’s written consent, which may be granted or withheld at the General Partner’s sole discretion, and must comply with the requirements set forth in the LPA. Transfers of Units are subject to conditions set forth in the LPA, including, among other things, the receipt by the General Partner of an opinion of counsel that the transfer would not (a) require registration under securities laws, or (b) adversely affect the status of the Partnership as a partnership for federal income tax purposes or cause the Partnership to become a publicly traded partnership, and the payment by the transferor or transferee of all costs and expenses related to the transfer. Limited Partners may sell or transfer their Units only using a form approved by us and must obey all relevant laws in connection with any such transfer. Any person who buys Units from a Limited Partner must meet the investor suitability requirements imposed by us and applicable law.

No transfer of a Unit will relieve the Limited Partner of any obligation that has accrued or was incurred before the transfer. A transferee of a Unit or a person who has become entitled to a Unit by operation of law but has not complied with the transfer requirements set forth in the LPA has no right to access or to be provided with any information with respect to our affairs and has only the rights accorded to such transferees under applicable Delaware law. A transfer of a Unit will be deemed to take effect on the date that the General Partner records such transfer, which will typically be recorded on a monthly basis.

The General Partner (or any affiliate thereof) may buy Units for their account or facilitate transfers of Units between Limited Partners and others. Any transfer facilitated by the General Partner (or any affiliate thereof) will be subject to the transfer requirements set forth in the LPA to the same extent as if the General Partner (or any affiliate thereof) had not been involved.

Compulsory Transfer or Acquisition of Units

The LPA grants GPB the authority to require a Limited Partner to transfer its Units or, if the Limited Partner does not transfer its Units within 21 days, to have the Partnership sell the Units on such Limited Partners’ behalf or to reacquire them for the price paid by such Limited Partner. GPB may exercise this power if, in its sole determination, any continued holding of Units by any direct or beneficial Limited Partner might cause or be likely to cause (i) the Partnership to be classified as a publicly traded partnership, (ii) our assets to be considered “plan assets” within the meaning of ERISA, Code §4975, or applicable regulations, (iii) the Units to be required to be registered under the 1934 Act, (iv) the Partnership to be required to be registered under the 1940 Act, or (v) some legal, regulatory, pecuniary, tax or material administrative disadvantage to GPB, the Special LP, the Partnership or its Limited Partners. A valuation of the Limited Partners’ interest will be determined by GPB based on a good faith estimation of the Partnership’s net asset value and will be subject to the review and approval by the Advisory Committee.

Limited Redemption Rights

As per the Partnership’s LPA and PPM, Limited Partners who have held their Units for at least one year may request that the Partnership repurchase all, but not less than all, of their Units. A Limited Partners’ ability to request a redemption may not be construed to mean a Limited Partner has any right to demand or receive the return of such Limited Partners’ capital contribution or otherwise modify any limitations under the PPM. The Partnership intends to redeem Units on a quarterly basis on the last business day of each calendar quarter and will not redeem in excess of 10% of the Units during any 12-month period, provided that the Partnership will not redeem any Units held by a Limited Partner prior to the time that is 60 calendar days after the Partnership receives the required written notice from the Limited Partner. The redemption price for redeemed Units will be 97% of the net asset value of such Units as of the close of business on the applicable redemption date, minus any fees incurred by the Partnership in connection with the redemption, including legal and administrative costs for redemption. The General Partner reserves the right in its sole discretion at any time and from time to time to (1) reject any request for redemption, (2) change the price or prior notice period for redemptions, or (3) terminate, suspend and/or reestablish the Partnership’s redemption program.

The General Partner will determine from time to time whether the Partnership has sufficient excess cash from operations to repurchase Units. Generally, the cash available for redemptions will be limited to 10% of the Partnership’s operating cash flow from the previous fiscal year. If excess cash the Partnership sets aside for the redemption program is not sufficient to accommodate all requests as of any calendar quarter end, then at such future time, if any, when sufficient funds become available in the General Partner’s sole discretion, pending requests will be honored among all requesting Limited Partners in accordance with their order of receipt.

In August 2018, the General Partner suspended all redemptions.

From commencement of Partnership operations through December 31, 2018, there have been various amendments in the LPAs and PPMs relating to the redemption terms for Limited Partners’. Those changes resulted in differentiated redemption terms and calculations. Following the advice of legal counsel, the General Partner made the decision to apply the redemption provision that was most beneficial to the redeeming investors who made a redemption request prior to the suspension of redemptions. This analysis was completed in 2019 and based on the final calculations, if a Limited Partner was originally overpaid, the General Partner will reimburse the Partnership and will not seek to claim those funds back from the Limited Partner. If a Limited Partner was underpaid, the excess cash was distributed to the applicable Limited Partner in the fourth quarter of 2019 and first quarter of 2020. If the suspension of redemptions is lifted, the redemption queue will be followed and all redemptions paid out will be equal to the Limited Partners’ capital account at the applicable redemption date.

Power of Attorney

Under the LPA, the Limited Partner will appoint GPB as attorney-in-fact for signing certain documents, including the LPA.

The Limited Partner cannot revoke this special power of attorney, which will survive the Limited Partners’ death and any transfer of the Limited Partners’ Unit(s).

Meetings and Reports

We have adopted a taxable year ending on December 31. The financial statements of the Partnership will be maintained in accordance with U.S. GAAP and our financial statements will be annually audited by a PCAOB-registered firm and provided to the Limited Partners. Our books and records, including certain information regarding GPB, copies of the LPA and certain other organizational documents, as well as federal, state, and local income tax or information returns and reports will be maintained at the office of the Partnership.

Any Limited Partner will, at its expense and upon providing GPB with no less than ten (10) business days’ prior written request, have access to the books and records of the Partnership during normal business hours or as designated by GPB for such purposes as required by the Act; provided, however, that the Limited Partner exercising such right may not unreasonably interfere with or disrupt our business.

Within 120 days after the end of each fiscal year, GPB planned on delivering to each Limited Partner on our behalf (i) an audited financial report of the Partnership for such fiscal year containing a balance sheet as of the beginning and the end of such fiscal year, a statement of changes in the Limited Partners’ capital as of such dates; and a statement of operations for such period, and (ii) all necessary tax reporting information, which information will include all necessary information in order for all Limited Partners to satisfy reporting obligations under the Code with respect to any acquisitions we make in any entities organized or formed in jurisdictions outside the U.S. Within 45 days after the end of each of the three-month periods ended March 31, June 30, and September 30 (each a “Fiscal Quarter”), GPB will use its best efforts to deliver to each Limited Partner an unaudited summary investment report of the Partnership for such Fiscal Quarter; provided that if our Units become registered under the 1934 Act, GPB may elect to provide such information with reference to our 1934 Act quarterly reports filed with the SEC. We acknowledge that GPB has not met all of these deadlines and is making commercially reasonable best efforts to meet these deadlines on an on-going basis.

GPB may call meetings of the Limited Partners from time to time to consider the advisability of taking certain actions in conducting our business if in its opinion such a meeting would be useful in explaining the proposal, however GPB has no obligation to call such meetings.